January 16, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jason Weidberg– Office of Structured Finance

Benjamin Meeks – Office of Structured Finance

Re:	The Empire District Electric Company

Empire District Bondco, LLC

Registration Statement on Form SF-1

Filed January 5, 2024

File Nos. 333-274815 and 333-274815-01

Dear Mr. Weidberg and Mr. Meeks:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as the underwriters, hereby join the request of The Empire District Electric Company and Empire District Bondco, LLC that the effective date of the Registration Statement be accelerated so that the same will become effective at 9:00 a.m. Eastern Time on January 18, 2024, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: January 5, 2024

(ii)	Anticipated dates of distribution: January 11, 2024 – January 30, 2024

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1500

(iv)	We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 of the Securities Act of 1933, please be advised that there will be distributed to each underwriter who is reasonably anticipated to participate in the distribution of the securities as many copies of the Preliminary Prospectus as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

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Very truly yours,

Goldman Sachs & Co. LLC

RBC Capital Markets, LLC

Goldman Sachs & Co. LLC

By:	/s/ Katrina T. Niehaus
Name:	Katrina T. Niehaus
Title:	Managing Director

RBC CAPITAL MARKETS, LLC

By:	/s/ Keith Helwig
Name:	Keith Helwig
Title:	Managing Director

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request